UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Angie’s List, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

034754101

(CUSIP NUMBER)

Eamon Smith

TCS Capital Management, LLC

888 Seventh Avenue

Suite 1504

New York, NY 10106

Tel. No.: (212) 621-8760

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 034754101	13D

1	NAME OF REPORTING PERSONS TCS Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, OO (funds from investment advisory clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,156,398
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,156,398
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,156,398
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 034754101	13D

1	NAME OF REPORTING PERSONS Eric Semler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF , OO (funds from investment advisory clients), PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 646,248
	8	SHARED VOTING POWER 3,156,398
	9	SOLE DISPOSITIVE POWER 646,248
	10	SHARED DISPOSITIVE POWER 3,156,398
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,802,646
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D relating to shares of common stock, $0.001 par value (“Common Stock”), of Angie’s List, Inc., a Delaware corporation (the “Issuer”) is being filed on behalf of the Reporting Persons (as defined herein). The Reporting Persons previously intended to report their positions on Schedule 13G.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer

Securities acquired: Common Stock, $0.001 par value (the “Common Stock”).

Issuer:	Angie’s List, Inc.
1030 East Washington Street
Indianapolis In 46202

Item 2.	Identity and Background

(a) This statement is filed by: (i) TCS Capital Management, LLC, a Delaware limited liability company (“TCS Management”) and (ii) and Eric Semler (together with TCS Management, the “Reporting Persons”).

TCS Management, in its capacity as investment manager to investment fund vehicles and to a certain managed account (collectively, the “Accounts”), has shared power to direct the vote and disposition of 3,156,398 shares of Common Stock held in the Accounts. As the managing member of TCS Management, Eric Semler may direct the vote and disposition of the 3,156,398 shares of Common Stock held in the Accounts. As the spouse of the trustee of an irrevocable family trust, Eric Semler may also direct the vote and disposition of the 646,248 shares of Common Stock that are held in the irrevocable family trust.

(b) The business address of the Reporting Persons is 888 Seventh Avenue, Suite 1504, New York, NY 10106.

(c) TCS Management provides investment management services to the Accounts. The principal occupation of Eric Semler is investment management.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) TCS Management is a Delaware limited liability company. Eric Semler is a United States citizen.

Item 3.	Source and Amount of Funds

The Reporting Persons, in the aggregate, have invested $ 25,667,059 in the Issuer. The above amount includes any commissions incurred in making the investments. The source of these funds for the Accounts was their working capital. The source of these funds for Eric Semler was the funds from the Accounts and personal funds.

Purchases of securities are typically effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts may be pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction

The Reporting Persons originally acquired Common Stock for investment purposes and in the ordinary course of business. The Reporting Persons may, depending on market price and other factors, purchase additional shares of Common Stock in public or private transactions. The Reporting Person may, however, depending on market conditions and other factors, dispose of, or cause to be disposed, any or all Common Stock held by it at any time or acquire other securities of the Issuer.

The Reporting Persons believe that the Issuer’s Common Stock at current prices is an attractive investment opportunity. The Reporting Persons also believe that the Issuer may have multiple options to increase its market value. The Reporting Persons intend to have communications from time to time with one or more officers and members of the Board of the Issuer regarding various options to maximize shareholder value, including discussions regarding the operations and strategic direction of the Issuer, consideration of a potential sale of the Issuer, strategic business partnerships and combinations and the pending selection of the Issuer’s next Chief Executive Officer. The Reporting Persons may have discussions with certain other shareholders of the Issuer regarding such considerations.

Additionally, the Reporting Persons expect to engage in communications with one or more officers, members of Board, representatives, shareholders of the Issuer and other relevant parties regarding the Issuer’s business and certain initiatives, which could include one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon the 58,516,677 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of July 20, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on July 23, 2015.

TCS Management, in its capacity as investment manager to the Accounts, may be deemed to beneficially own 3,156,398 shares of Common Stock held in the Accounts, representing approximately 5.4% of the issued and outstanding shares of Common Stock.

Eric Semler, as the managing member of TCS Management, may be deemed to beneficially own 3,156,398 shares of Common Stock held in the Accounts and may also be deemed to beneficially own, as the spouse of the trustee of an irrevocable family trust, 646,248 shares of Common Stock held in the irrevocable family trust. Eric Semler’s aggregate beneficial ownership of Common Stock represents approximately 6.5% of the issued and outstanding shares of Common Stock.

(b) TCS Management and Eric Semler have the shared power to vote and dispose of the Common Stock owned by the Accounts reported in this Schedule 13D. Eric Semler has the sole power to vote and dispose of the Common Stock held in the irrevocable family trust reported in this Schedule 13D.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings and relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1.	Joint filing agreement by and among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2015

TCS CAPITAL MANAGEMENT, LLC

By:	/s/ Eric Semler
Name:	Eric Semler
Title:	Managing Member

ERIC SEMLER

By:	/s/ Eric Semler